Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

December 13, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Mr. Mark P. Shuman

Re:

Tootie Pie Company, Inc.

Registration Statement on the Form SB-2

File No. 333-135702

Dear Mr. Shuman:

I am securities counsel for Tootie Pie Company, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, amendment number 5 to the Form SB-2, File No. 333-135702, together with certain exhibits thereto (the “Registration Statement”).

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated December 11, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 5 to Registration Statement on Form SB-2

Liquidity and Capital Resources, page 42

Comment 1.

We note the $30,649 of construction-in-progress as of September 30, 2006 in the Company’s balance sheet.  We further note your reference to costs associated with the expansion of your manufacturing and customer support facilities on page 42.  Tell us if the construction-in-progress balance relates to this expansion.  Tell us the approximate amount of funds necessary to complete this project and explain how significant the expansion project is to your overall operations.  As applicable, consider expanding your liquidity disclosures to more clearly explain the impact of this project on the Company’s liquidity position.

Response 1.

The Company has complied with the Staff’s comment by expanding its liquidity disclosures on page 44 of the amended Registration Statement.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Part II

Exhibit 5.1

Comment 2.

Please provide a legal opinion with your next amendment.

Response 2.

The Company has complied with the Staff’s comment.

Exhibit 23.2

Comment 3.

It appears the consent of Akin, Doherty, Klein & Feuge, P.C. filed as exhibit 23.2 is identified on the Exhibit Index as exhibit 23.1.  Please confirm the consent filed as Exhibit 23.2 should be labeled “Exhibit 23.1”.

Response 3.

The Company filed the consent of Akin, Doherty, Klein & Feuge, P.C. as exhibit 23.2 instead of exhibit 23.1 as described on the Exhibit Index.  The Company has labeled the updated consent as “Exhibit 23.1” to be consistent.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for Tootie Pie Company, Inc.

cc:

Tootie Pie Company, Inc.